                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

CUSIP Number 33645B107                                  SEC File Number 0-25478
             ---------                                                  -------


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 2001
                  --------------------------------------------------------------

[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:
                                ------------------------------------------------

          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE
                                                --------------------------------


                                                       PART I
                                              REGISTRANT INFORMATION

Full name of registrant  FIRST SOUTHERN BANCSHARES, INC.
                         -------------------------------------------------------

Former name if applicable  NOT APPLICABLE
                           -----------------------------------------------------

Address of principal executive office (STREET AND NUMBER) 102 SOUTH COURT STREET
                                                          ----------------------

City, state and zip code  FLORENCE, ALABAMA 35630
                          ------------------------------------------------------


                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
/X/ filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State  below  in  reasonable  detail  the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or   the  transition  report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

          The passage of the Job Creation Workers Assistance Act of 2002 on March 9, 2002 necessitated adjustment to the Company's financial statements. The change in legislation has delayed the Company's completion of the Form 10-KSB and the audit of the Company's financial statements and related disclosures by the Company's independent accountants, Kraft Bros. Esstman, Patton & Harrell, PLLC. Please see the statement of the Company's independent accountants
          attached    hereto   as   Exhibit  A.

                           PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

BRENT A. TURPEN                                (256)                 764-7131
--------------------------------------------------------------------------------
(Name)                                      (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                               [X] Yes    [ ] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see the explanation of the anticipated change attached hereto as
                                  Exhibit B.


                         First Southern Bancshares, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: APRIL 2, 2002                            By: /s/ BRENT A. TURPEN
      -------------------------------              --------------------------
                                                   BRENT A. TURPEN
                                                   FINANCIAL OPERATIONS OFFICER

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.    One   signed  original  and   four  conformed  copies  of  this  form  and
      amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

EXHIBIT A


April 1, 2002

Mr. Brent Turpen
First Southern Bancshares, Inc.
102 Court Street
Florence, Alabama

Dear Brent:

We have not completed our audit report on the financial statements of First Southern Bancshares, Inc. (the Company). Our audit is incomplete because the Company's 10KSB is incomplete, both of which were delayed by changes to the Company's financial statements as a result of the passage of the Job Creation Workers Assistance Act of 2002 on March 9, 2002. The significance of the change in the tax regulations to the First Southern Bancshares necessitated adjustment of your financial statements and delayed the Company's completion of its financial statements and the related disclosures, which we must audit. We anticipate completion of our procedures and issuance of our report on the financial statements in the near future, within fifteen days of the prescribed due date. Please contact me if you have any further questions.


Sincerely,

/s/ Kraft Bros., Esstman, Patton & Harrell, PLLC

Exhibit B

The Company recorded a net loss of $7.6 million for the year ended December 31, 2001, primarily as a result of significant loan charge-offs and significant increases to the provision for loan losses associated with the Bank's commercial and consumer loan portfolios. The Bank's provision for loan losses for the year ended December 31, 2001 totaled $5.9 million.